1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 11, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/02/11
Chunghwa Telecom Co., Ltd.

	By:	/S/ SHU YEH
	Name:	Shu Yeh
	Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/01/12:	To announce the acquisition of Taiwan Power Company Corporate Bonds

2. Announcement on 2010/01/12:	To announce the acquisition of Corporate Bonds of Yuanta Securities Finance Co. Ltd.

3. Announcement on 2010/01/12:	To announce the acquisition of Formosa Petrochemical Corporation corporate bonds

4. Announcement on 2010/01/15:	The extraordinary board meeting resolves to change the Chief Financial Officer

5. Announcement on 2010/01/18:	Clarification of the report about the company and SENAO planning to merge the telecom channels in mainland china

6. Announcement on 2010/01/18:	Explanation of the report regarding Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion

7. Announcement on 2010/01/19:	Clarification of the report about the company will spend big money on buying 3.5G base stations

8. Announcement on 2010/01/27:	New Appointment of Representative Juristic-Person Directors

9. Announcement on 2010/01/28:	Announcement of the Company leases real estate to the subsidiary, Light Era Development

10. Announcement on 2010/01/31:	Resignation of independent director

11. Announcement on 2010/02/01:	Announce spokesperson and acting spokesperson of the Company

12. Announcement on 2010/02/01:	Explanation of the report regarding three Telecom companies are expecting better profit

13. Announcement on 2010/02/02:	Explanation of the report regarding the Company’s cloud computing equipment supply vendor

14. Announcement on 2010/02/02:	Explanation of the report regarding setting up a JV with BESTA overseas

15. Announcement on 2010/02/04:	Announce to acquire 100% of Yao Yong Real Property Incorporation’s shares on behalf of the subsidiary, Light Era Development

16. Announcement on 2010/02/04:	To announce the acquisition of Mega Securities Corporate Bonds

17. Announcement on 2010/02/05:	Explanation of the report that the company won the bid of Ministry of Finance

18. Announcement on 2010/02/05:	Explanation of the report that the company is expected to pay NT$4 of dividend this year

19. Announcement on 2010/02/08:	To announce the acquisition of China Development Financial Holding Corp. Corporate Bonds

20. Announcement on 2010/02/09:	Announce the Board approves to invest Innovation Works Development Fund, L.P.

21. Announcement on 2010/02/09:	Announce the Board approves to invest Innovation Works Limited

22. Announcement on 2010/02/09:	Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 18, 2010

23. Announcement on 2010/02/09:	Financial forecast of 1st quarter 2010

24. Announcement on 2010/02/09:	Explanation of the report regarding the Company’s capturing of leasing bandwidth business

25. Announcement on 2010/02/10:	To announce the procurement of telecommunication equipment

26. Announcement on 2010/02/10:	Explanation of the report that the Company’s EPS might fall to the record low over the past 9 years

27. Announcement on 2010/02/10:	Chunghwa Telecom announced its unaudited revenue for January 2010

28. Announcement on 2010/02/10:	January 2010 sales

EXHIBIT 1

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2010/01/12

Contents:

1. Name of the securities: Taiwan Power Company- Corporate Bonds (Code: B903L1,B903T3).

2. Trading date: 2009/11/06~2010/01/12

3. Trading volume, unit price, and total monetary amount of the transaction: 4,500,000 units; NT$101.99 per unit; total amount: NT$458,954,932.

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 13,735,000 units; NT$1,409,953,748; None.

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 8.09%; 9.26%; NT$49,978,896,000.

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity.

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 2

To announce the acquisition of Corporate Bonds of Yuanta Securities Finance Co. Ltd.

Date of events: 2010/01/12

Contents:

1. Name of the securities: Yuanta Securities Finance Co. Ltd - Corporate Bonds (Code: B90411).

2. Trading date: 2010/01/12~2010/01/12

3. Trading volume, unit price, and total monetary amount of the transaction: 4,000,000 units; NT$101.53 per unit; total amount: NT$406,102,374.

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 5,000,000 units; NT$506,102,374; None.

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 8.09%; 9.26%; NT$49,978,896,000.

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity.

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 3

To announce the acquisition of Formosa Petrochemical Corporation corporate bonds

Date of events: 2010/01/12

Contents:

1. Name of the securities: Formosa Petrochemical Corp.- Corporate Bonds (Code: B712F6,B712F8)

2. Trading date: 2009/06/29~2010/01/12

3. Trading volume, unit price, and total monetary amount of the transaction: 6,000,000 units; NT$102.76 per unit; total amount: NT$616,587,894

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 13,500,000 units; NT$1,373,165,991; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 8.09%;9.26%; NT$49,978,896,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 4

The extraordinary board meeting resolves to change the Chief Financial Officer

Date of events: 2010/01/15

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Financial officer

2. Date of occurrence of the change: 2010/01/15

3. Name, title, and resume of the replaced person: Dr. Joseph C.P. Shieh; Chief Financial Officer & Vice President.

4. Name, title, and resume of the replacement: Dr. Shu Yeh, Chief Financial Officer & Vice President; Professor of Accounting at National Taiwan University.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): New replacement.

6. Reason for the change: Financial officer replacement.

7. Effective date: 2010/02/01

8. Contact telephone number of the replacement: +886 2 2344-4239

9. Any other matters that need to be specified: None

EXHIBIT 5

Clarification of the report about the company and SENAO planning to merge the telecom channels in mainland china

Date of events: 2010/01/18

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/01/18

3. Content of the report: CHT plans to merge the telecom channels in mainland china.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa will follow its internal procedures to evaluate each investment project and will make an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Explanation of the report regarding Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion

Date of events: 2010/01/18

Contents:

1. Name of the reporting media: Apple Daily

2. Date of the report: 2010/01/18

3. Content of the report: Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom has not announced any information about its financial forecast for year 2010.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report about the company will spend big money on buying 3.5G base stations

Date of events: 2010/01/19

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/01/19

3. Content of the report: Chunghwa Telecom will spend big money on buying 3.5G base stations

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Facing the keen competition environment, Chunghwa Telecom allocates proper budget annually for the expansion, upgrade or replacement of the mobile network. The procurement for 3.5G base stations in 2010 will follow the internal procurement procedure.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

New Appointment of Representative Juristic-Person Directors

Date of events: 2010/01/27

Contents:

1. Date of occurrence of the change: 2010/01/27

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Tay-Shing Lee; Director of Taichung Harbor Bureau, former Director of Accounting Department of MOTC; Accounting Department of Feng Chia University.

4. Name and resume of the replacement: Guo-Shin Lee; Director of Accounting Department of MOTC; Accounting Department of Tam kang University.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6. Original term (from              to             ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2010/01/27

8. Any other matters that need to be specified: None

EXHIBIT 9

Announcement of the Company leases real estate to the subsidiary, Light Era Development

Date of events: 2010/01/28

Contents:

1. Date of occurrence of the event: 2010/01/28

2. Counterparty to the contract or commitment: Light Era Development Co., Ltd.

3. Relationship to the Company: Chunghwa’s 100% owned subsidiary

4. Starting and ending dates (or rescission date) of the contract or commitment: 15 years lease (2010~2025)

5. Major content (not applicable where rescinded): Two office buildings located in Sec 4, Hsin-Yi Rd., Taipei are leased to Light Era Development Co., Ltd. The rent for 15 years is NT$2,060,000,000.

6. Restrictive covenants (not applicable where rescinded): The leasehold shall not be made use of violations of laws and regulations.

7. Effect on company finances and business (not applicable where rescinded): The average contribution of rental income for each year is expected to be NT$137,000,000.

8. Concrete purpose/objective (not applicable where rescinded): To vitalize the assets and increase revenues via subsidiary’s expertise

9. Any other matters that need to be specified: The lessee shall be responsible for repairs and expense caused by the damage of natural or normal use.

EXHIBIT 10

Resignation of independent director

Date of events: 2010/01/31

Contents:

1. Date of occurrence of the change: 2010/01/31

2. Name and resume of the replaced director or supervisor: Shu Yeh; Professor of Accounting Department at National Taiwan University; Ph.D. degree in Accounting from the University of California, Los Angeles.

3. Name and resume of the replacement: None

4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”): resignation

5. Reason for the change: resignation

6. Original term of office (from                     to                     ):2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: None

8. Rate of turnover of directors of the same term: 1/13

9. Rate of turnover of independent directors of the same term: 1/3

10. Any other matters that need to be specified: None

EXHIBIT 11

Announce spokesperson and acting spokesperson of the Company

Date of events: 2010/02/01

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Spokesperson; acting spokesperson

2. Date of occurrence of the change: 2010/02/01

3. Name, title, and resume of the replaced person: Joseph C.P. Shieh, spokesperson; Ming-Nan Huong, acting spokesperson

4. Name, title, and resume of the replacement: Yen Sung Lee, business spokesperson; Shu Yeh, financial spokesperson; Kuei Fang Yang, business acting spokesperson; Ming-Nan Huong, financial acting spokesperson

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): new replacement

6. Reason for the change: new replacement

7. Effective date: 2010/02/01

8. Contact telephone number of the replacement: 02-23445768, 02-23443301, 02-23445392, 02-23442809

9. Any other matters that need to be specified: None

EXHIBIT 12

Explanation of the report regarding three Telecom companies are expecting better profit

Date of events: 2010/01/31

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/01/31

3. Content of the report: Three Telecom companies are expecting better profit with encreasing capital expenditure.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom has yet to announce its financial forecast for year 2010.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Explanation of the report regarding the Company’s cloud computing equipment supply vendor

Date of events: 2010/02/02

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/02/02

3. Content of the report: Chunghwa Telecom is talking with Quanta for cloud computing equipment procurement.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa aims at promoting cloud computing, value-added and fiber broadband business this year. However, the procurement of related equipment is always in accordance with the Procurement Management Rules of the Company.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Explanation of the report regarding setting up a JV with BESTA overseas

Date of events: 2010/02/02

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/02/02

3. Content of the report: Chunghwa Telecom plans to set up a joint venture with BESTA to provide KOD service in overseas markets.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa follows its internal procedures to evaluate each investment project and makes an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Announce to acquire 100% of Yao Yong Real Property Incorporation’s shares on behalf of the subsidiary, Light Era Development

Date of events: 2010/02/04

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): To acquire 100% of Yao Yong Real Property Incorporation’s shares.

2. Date of occurrence of the event: 2010/02/04

3. Volume, unit price, and total monetary amount of the transaction: 83,290,000 shares, around NT$33.494, NT$2,789,753,460.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Good Neighbor Labuan Holdings Ltd. and Yao Yong Real Property Incorporation; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the contract.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price is resolved by the Board of Directors in consultation with CPA’s Opinion.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 83,290,000 shares valued at NT$2,789,753,460, being 100% of the total issued and outstanding shares in Yao Yong Real Property Incorporation.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio to total assets: 86.05%, ratio to shareholder’s equity: 93.71%, Operating Capital: NT$2,800,698,362. (All of the aforesaid are calculated and reported based on the 2008 audited financial statements of the company)

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Long term investment.

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.01 per share.

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 16

To announce the acquisition of Mega Securities Corporate Bonds

Date of events: 2010/02/04

Contents:

1. Name of the securities: Mega Securities Co., Ltd - Corporate Bonds (Code: B97413)

2. Trading date: 2010/02/04~2010/02/04

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$100.00 per unit; total amount: NT$300,000,000

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,500,000 units; NT$450,000,000; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 7.85%; 8.99%; NT$49,978,896,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 17

Explanation of the report that the company won the bid of Ministry of Finance

Date of events: 2010/02/05

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/02/05

3. Content of the report: The company, beating MiTAC Inc., won the bid of Ministry of Finance

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company will make formal announcement on material contract or procurement project when the related procedures have been finalized. The company has no comments on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 18

Explanation of the report that the company is expected to pay NT$4 of dividend this year

Date of events: 2010/02/05

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/02/05

3. Content of the report: The company is expected to pay NT$4 of dividend this year.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Proposal of 2009 earnings distribution and the future capital management plan are still under discussion. The company has no comments on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 19

To announce the acquisition of China Development Financial Holding Corp. Corporate Bonds

Date of events: 2010/02/08

Contents:

1. Name of the securities: China Development Financial Holding Corp. Corporate Bonds (Code: B95537, B95522)

2. Trading date: 2009/06/19~2010/02/08

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$102.01 per unit; total amount: NT$306,040,316

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 7,000,000 units, NT$709,586,734; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 7.83%; 8.96%; NT$49,978,896,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 20

Announce the Board approves to invest Innovation Works Development Fund, L.P.

Date of events: 2010/02/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Innovation Works Development Fund, L.P.

2. Date of occurrence of the event: 2010/02/09

3. Volume, unit price, and total monetary amount of the transaction: Total amount NT$292,500,000.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): IWDF; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment date will be arranged appropriately; NT$292,500,000; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price is resolved by the Board of Directors based on issued price.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): N/A; NT$292,500,000; 9%; N/A.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 8.08%; 9.25%; NT$49,979 million.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Long term investment

15. Net worth per share of company underlying securities acquired or disposed of: N/A

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 21

Announce the Board approves to invest Innovation Works Limited

Date of events: 2010/02/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Preferred series A stock of I-Works. Beginning on the 7th anniversary of initial Closing, the holders of at least two-thirds of the then outstanding Preferred A may require I-works to redeem all of the outstanding shares of Preferred A at a price equal to the original purchase price plus a cumulative annual dividend of 8% per annum.

2. Date of occurrence of the event: 2010/02/09

3. Volume, unit price, and total monetary amount of the transaction: 1,000,000 units, NT$32.5 per unit, amount NT$32,500,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): I-Works; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment date will be arranged appropriately; NT$32,500,000; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price is resolved by the Board of Directors based on issued price.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 1,000,000 units; NT$32,500,000; 6.67%; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 8.08%; 9.25%; NT$49,979 million.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Long term investment

15. Net worth per share of company underlying securities acquired or disposed of: N/A

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 22

Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 18, 2010

Date of events: 2010/02/09

Contents:

1. Date of the board of directors resolution: 2010/02/09

2. Date for convening the shareholders’ meeting: 2010/06/18

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. 2009 business report

b. 2009 supervisors’ audit report

(2) Issues to be approved by shareholders:

a. Acceptance of 2009 business report and financial statements

b. Approval of the proposal for the distribution of 2009 earnings

(3) Issues to be discussed:

Revision of the Articles of Incorporation

(4) Other business and special motions.

5. Book closure starting date: 2010/04/20

6. Book closure ending date: 2010/06/18

7. Any other matters that need to be specified: None

EXHIBIT 23

Financial forecast of 1st quarter 2010

Date of events: 2010/02/09

Contents:

1. Fiscal year of the financial forecast: 1Q10

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2010/02/09

4. Date of preparation, correction, or updating of the financial forecast: 2010/01/22

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

Chunghwa Telecom Announces First Quarter 2010 Guidance

Taipei, Taiwan, R.O.C. February 9, 2010 - Chunghwa Telecom Co., Ltd. (“CHT” or “the Company”, TAIEX: 2412, NYSE: CHT) today announced its parent-company only guidance for the first quarter 2010. Based on the current estimates, for the first quarter 2010, revenue is expected to be NT$45.46 billion, income before income tax is expected to be NT$13.94 billion and EPS is expected to be NT$1.17.

(NT billions except EPS)	1Q10E	4Q09 unaudited	1Q09A	% changes
				QoQ	YoY
Revenue	45.46	47.44	45.21	(4.2)	0.6
Gross profit	21.43	21.47	21.45	(0.2)	(0.1)
Operating Expenses	7.76	8.46	7.68	(8.3)	1.0
Operating Income	13.67	13.01	13.77	5.1	(0.7)
Income before income tax	13.94	13.27	14.02	5.0	(0.6)
Income after income tax	11.29	10.54	10.79	7.1	4.6
EPS after tax	1.17	1.09	1.11	7.3	5.4
EBITDA	22.45	21.88	22.93	2.6	(2.1)
EBITDA Margin%	49.38	46.12	50.72	7.1	(2.6)
Acquisition of property, plant and equipment, long-term investments	5.57	8.21	4.47	(32.2)	24.6
Disposal of property, plant and equipment, long-term investments	—	—	—	—	—

As compared to the same period last year, first quarter 2010 revenue is expected to increase by NT$0.25 billion to NT45.46 billion, equivalent to 0.6% increase year over year. This increase is mainly attributed to the increase of fiber, value-added services as well as ICT services including IDC, cloud computing and green technology, under the current tariff condition imposed by National Communications Commission (NCC). However, it is important to note that the new NCC tariff reduction plan to be initiated starting April 1, 2010, may cause some revenue pressure for the remainder of fiscal year 2010. Operating costs and expenses for the first quarter 2010 are expected to increase by NT$0.35 billion, equivalent to 1.1%. This increase is primarily due to anticipated higher marketing expense. Income before tax for the first quarter 2010 is expected to be NT$13.94 billion, a decrease of 0.6% compared to NT$14.02 billion for the same period last year. Income after tax for the first quarter 2010 is expected to increase by NT$0.5 billion, representing 4.6%, to NT$11.29 billion as compared to NT$10.79 billion for the same period last year. This increase is mainly because of income tax reduction. As a result, EPS is expected to be NT$1.17, representing an increase of 5.4% as compared to NT$1.11 for the same period in 2009.

On sequential basis, first quarter 2010 revenue is expected to be NT$45.46 billion, representing a decrease of 4.2% compared to that of fourth quarter 2009. This is primarily because in the fourth quarter 2009, Chunghwa completed several corporate customer projects resulting in a relatively higher revenue base for the fourth quarter 2009. Operating costs and expenses for the first quarter 2010 are expected to decrease by NT$2.64 billion, equivalent to 7.7% quarter over quarter to NT$31.79 billion. This is mainly because the costs associated with the corporate customer projects were relatively high for the fourth quarter 2009. Income before tax for the first quarter 2010 is expected to increase by 5% sequentially to NT$13.94 billion as compared to NT$13.27 billion for the fourth quarter 2009. Income after tax for the first quarter 2010 is expected to be NT$11.29 billion, representing a 7.1% increase as compared to NT$10.54 billion for the fourth quarter 2009, mainly due to income tax reduction. As a result, EPS is expected to increase by 7.3% sequentially to NT$1.17 as compared to NT$1.09 for the fourth quarter 2009.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Chunghwa may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Chunghwa does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Special Note Regarding Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen

Phone:	+886 2 2344 5488

Fax:	+886 2 3393 8188

Email:	chtir@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD.

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China

EXHIBIT 24

Explanation of the report regarding the Company’s capturing of leasing bandwidth business

Date of events: 2010/02/09

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/02/09

3. Content of the report: The three major telecom companies are increasing capital expenditure to target the business of leasing bandwidth.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa executes capital expenditure plans in accordance with the Company’s annual operating plan.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 25

To announce the procurement of telecommunication equipment

Date of events: 2010/02/10

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Computer Equipment of “Signalling Integration and Maintenance Platform (TOTA)” etc.

2. Date of the occurrence of the event: 2009/02/11~2010/02/10

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$304,175,588

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.; 100% owned subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Choosing the related party as trading counterpart in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 26

Explanation of the report that the Company’s EPS might fall to the record low over the past 9 years

Date of events: 2010/02/10

Contents:

1. Date of occurrence of the event: 2010/02/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of January 2010, total revenue increased by 1.3% year-over-year to NT$15.60 billion. Operating income for the month was NT$5.38 billion, net income NT$4.43 billion, EPS NT$0.46.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 27

Chunghwa Telecom announced its unaudited revenue for January 2010

Date of events: 2010/02/10

Contents:

1. Date of occurrence of the event: 2010/02/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of January 2010, total revenue increased by 1.3% year-over-year to NT$15.60 billion. Operating income for the month was NT$5.38 billion, net income NT$4.43 billion, EPS NT$0.46.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 28

Chunghwa Telecom

February 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan. 2010

1) Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Jan	Invoice amount	17,211,025	17,106,046	(+)104,978	(+)0.61%
Jan	Invoice amount	17,211,025	17,106,046	(+)104,978	(+)0.61%
Jan	Net sales	15,599,186	15,392,668	(+)206,518	(+)1.34%
Jan	Net sales	15,599,186	15,392,668	(+)206,518	(+)1.34%

b Trading purpose: None